Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 17, 2017

Registration No. 333-219325

Supplementing the Preliminary Prospectus

dated July 17, 2017

Floor & Decor Holdings, Inc. Announces Launch of Secondary Offering and Preliminary Financial Results as of and for the Thirteen Weeks Ended June 29, 2017

ATLANTA—Floor & Decor Holdings, Inc. (the “Company” or “Floor & Decor”) (NYSE: FND) today announced the launch of a proposed secondary offering of 9,000,000 shares of common stock to be offered and sold by certain stockholders of the Company, including funds affiliated with Ares Management, L.P. and Freeman Spogli Management Co., L.P. and certain members of the Company’s management and directors of the Company (collectively, the “Selling Stockholders”), subject to market conditions and other factors.

The underwriters are expected to have a 30-day option to purchase up to 1,350,000 additional shares of common stock from the Selling Stockholders. The Company is not selling any shares in this offering and will not receive any proceeds from the sale of the shares by the Selling Stockholders or the exercise of the underwriters’ option to purchase additional shares of common stock.

BofA Merrill Lynch, Barclays, Credit Suisse, UBS Investment Bank, Goldman Sachs & Co. LLC, Jefferies, Piper Jaffray and Wells Fargo Securities are acting as joint book-running managers for the offering. Houlihan Lokey is acting as co-manager for the offering. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective.

In connection with the proposed offering, the representatives of the underwriters for the Company’s recent initial public offering of 10,147,025 shares of common stock (the “IPO”) have agreed to waive the lock-up restrictions with respect to the shares of common stock held by the Selling Stockholders. In addition, the underwriters have agreed to replace the lock-up agreements entered into in connection with the IPO with new 90-day lock-up agreements with officers, directors, and certain other existing stockholders of the Company. Such agreements will be effective as of the date of the final prospectus in order to permit the offer and sale of the shares by the Selling Stockholders in connection with the proposed offering and will supersede the lock-up agreements entered into in connection with the IPO. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described above, nor shall there be any sale of such shares of common stock in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Preliminary Financial Results as of and for the Thirteen Weeks Ended June 29, 2017

The registration statement relating to the proposed secondary offering contains the Company’s preliminary financial results as of and for the thirteen weeks ended June 29, 2017. These preliminary financial results are based upon the Company’s current estimates and subject to completion of financial and operating closing procedures as of and for the thirteen weeks ended June 29, 2017.

The Company has provided ranges, rather than specific amounts, for certain financial results below, primarily because the Company’s financial closing procedures as of and for the thirteen weeks ended June 29, 2017 are not yet complete. As a result, the Company’s actual results may vary materially from the estimated preliminary results included herein and will not be publicly available until after the closing of this offering. Accordingly, you should not place undue reliance on these estimates. See “Forward-Looking Statements” below and “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form S-1 relating to the proposed secondary offering for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain financial results presented below and the financial results the Company will ultimately report as of and for the thirteen weeks ended June 29, 2017. The summary information below is not a comprehensive statement of the Company’s financial results for this period.

The preliminary estimated unaudited financial results included in this release have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. These estimates should not be viewed as a substitute for interim financial statements prepared in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’). In addition, these estimates as of and for the thirteen weeks ended June 29, 2017 are not necessarily indicative of the results to be achieved for the remainder of the 2017 fiscal year or any future period.

The following are the Company’s preliminary estimates as of and for the thirteen weeks ended June 29, 2017:

•                  The Company’s warehouse-format store count as of June 29, 2017 was 73 compared to 63 as of June 30, 2016. During the thirteen weeks ended June 29, 2017, the Company opened one new warehouse-format store.

•                  Comparable store sales growth is estimated to be approximately 14.7% compared to comparable store sales growth of 22.6% for the thirteen weeks ended June 30, 2016. See “Comparable Store Sales” below for information on how the Company calculates its comparable store sales growth.

•                  The Company’s net sales are estimated to be approximately $342.0 million to $344.0 million, representing an increase of 28.6% to 29.4% compared to $265.9 million for the thirteen weeks ended June 30, 2016.

•                  The Company’s operating income is estimated to be approximately $32.1 million to $34.1 million, representing an increase of 202.8% to 221.7% compared to $10.6 million for the thirteen weeks ended June 30, 2016. The Company recorded a $14.0 million charge in the thirteen weeks ended June 30, 2016 for a legal settlement.

•                  The Company’s net income is estimated to be approximately $19.2 million to $20.4 million, representing an increase of 282.3% to 307.6% compared to $5.0 million for the thirteen weeks ended June 30, 2016.

•                  The Company’s Adjusted net income is estimated to be approximately $19.2 million to $20.5 million, representing an increase of 38.8% to 48.0% compared to $13.8 million for the thirteen weeks ended June 30, 2016. Adjusted net income is a non-GAAP financial measure. See below for a reconciliation of Adjusted net income.

•                  The Company’s diluted earnings per share (“EPS”) is estimated to be approximately $0.19 to $0.20, representing an increase of 216.7% to 233.3% compared to $0.06 for the thirteen weeks ended June 30, 2016.

•                  The Company’s Adjusted diluted EPS is estimated to be approximately $0.19 to $0.20, representing an increase of 35.7% to 42.9% compared to $0.14 for the thirteen weeks ended June 30, 2016. Adjusted diluted EPS is a non-GAAP financial measure. See below for a reconciliation of Adjusted diluted EPS.

•                  Adjusted EBITDA is estimated to be approximately $41.7 million to $43.7 million, representing an increase of 30.3% to 36.5% compared to $32.0 million for the thirteen weeks ended June 30, 2016. Adjusted EBITDA is a non-GAAP financial measure. See below for a reconciliation of net income to Adjusted EBITDA.

Non-GAAP Financial Measures

Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA (which are shown in the reconciliations below) have been presented in this release as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. The Company defines Adjusted net income as net income adjusted to eliminate the impact of certain items that the Company does not consider indicative of its core operating performance and the tax effect related to those items. The Company defines Adjusted diluted EPS as adjusted net income divided by adjusted diluted weighted average shares outstanding (i.e., the weighted average shares outstanding during the relevant period plus the weighted average impact of issuing shares in the IPO). The Company defines EBITDA as net income before interest, loss on early extinguishment of debt, taxes, depreciation and amortization. The Company defines Adjusted EBITDA as net income before interest, loss on early extinguishment of debt, taxes, depreciation and amortization, adjusted to eliminate the impact of certain items that the Company does not consider indicative of its core operating performance. Reconciliations of these measures to the equivalent measures under GAAP are set forth in the tables below.

Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA are key metrics used by management and the Company’s board of directors to assess the Company’s financial performance and enterprise value. The Company believes that Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA are useful measures, as they eliminate certain expenses that are not indicative of the Company’s core operating performance and facilitate a comparison of the Company’s core operating performance on a consistent basis from period to period. The Company also uses Adjusted EBITDA as a basis to determine covenant compliance with respect to its credit facilities, to supplement GAAP measures of performance to evaluate the effectiveness of its business strategies, to make budgeting decisions, and to compare its performance against that of other peer companies using similar measures. Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA are also used by analysts, investors and other interested parties as performance measures to evaluate companies in the Company’s industry.

Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA are non- GAAP measures of the Company’s financial performance and should not be considered as alternatives to net income or diluted EPS as a measure of financial performance, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted net income, EBITDA and Adjusted EBITDA are not intended to be measures of liquidity or free cash flow for management’s discretionary use. In addition, these non- GAAP measures exclude certain non-recurring and other charges. Each of these non- GAAP measures has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. In evaluating Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the items eliminated in the adjustments made to determine Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA, such as stock compensation expense, loss (gain) on asset disposal, executive recruiting/relocation, and other adjustments. The Company’s presentation of Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA should not be construed to imply that the Company’s future results will be unaffected by any such adjustments. Definitions and calculations of Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA differ among companies in the retail industry, and therefore Adjusted net income, Adjusted diluted EPS, EBITDA and Adjusted EBITDA disclosed by the Company may not be comparable to the metrics disclosed by other companies.

The reconciliation of estimated Adjusted diluted weighted average shares outstanding, estimated Adjusted net income and estimated Adjusted diluted EPS for the thirteen weeks ended June 29, 2017 and Adjusted diluted weighted average shares outstanding, Adjusted net income and Adjusted diluted EPS for the thirteen weeks ended June 30, 2016 is set forth in the tables below as follows:

	Thirteen Weeks ended June 30, 2016	Thirteen Weeks ended June 29, 2017 Estimated
	Actual	Low	High
Diluted weighted average shares outstanding	87,898,189	99,918,949	99,918,949
Adjustment for issuance of shares at IPO	10,147,025	3,010,656	3,010,656
Adjusted diluted weighted average shares outstanding	98,045,214	102,929,605	102,929,605

	Thirteen Weeks ended June 30, 2016	Thirteen Weeks ended June 29, 2017 Estimated
(in thousands, except share and per share data)	Actual	Low	High
Net income	$5,012	$19,163	$20,429
Interest expense due to IPO(a)	2,730	1,365	1,365
Loss on early extinguishment of debt(b)	153	5,442	5,442
Offering expenses(c)	—	285	285
Tax benefit from stock option exercises(d)	—	(4,408)	(4,408)
Legal settlement(e)	14,000	—	—
Interest due to 2016 Refinancing(f)	(2,928)	—	—
Repricing of Term Loan Facility(g)	293	—	—
Tax impact of adjustments to net income(h)	(5,414)	(2,624)	(2,624)
Adjusted net income	$13,846	$19,223	$20,489
Adjusted diluted weighted average shares outstanding	98,045,214	102,929,605	102,929,065
Adjusted diluted EPS	$0.14	$0.19	$0.20

(a)                                 Reflects the pro forma adjustment to decrease interest expense due to utilizing net IPO proceeds of approximately $192.0 million to pay down a portion of the Term Loan Facility at the beginning of the measurement period.

(b)                                 The Company used net proceeds from the IPO of approximately $192.0 million to repay a portion of the amounts outstanding under the Term Loan Facility, which resulted in a loss on extinguishment of debt in the amount of approximately $5.4 million.

(c)                                  Costs accrued in connection with this offering.

(d)                                 Recognition of excess tax benefits related to option exercises in accordance with Accounting Standards Update No. 2016-09.

(e)                                  Legal settlement related to classwide settlement to resolve a lawsuit related to classwide settlement.

(f)                                   Reflects the pro forma increase in interest expense due to higher debt associated with the 2016 Refinancing. See “Refinancing and Dividend Transactions” below for additional details.

(g)                                  Reflects the pro forma decrease in interest expense due to the repricing of the Term Loan Facility. See “Repricing of Term Loan Facility” below for additional detail.

(h)                                 Represents the tax effect related to adjustments (a), (b), (c), (e), (f) and (g) to net income.

The reconciliation of estimated net income to estimated Adjusted EBITDA for the thirteen weeks ended June 29, 2017 and net income to Adjusted EBITDA for the thirteen weeks ended June 30, 2016 is set forth in the table as follows:

	Thirteen Weeks ended June 30, 2016	Thirteen Weeks ended June 29, 2017 Estimated
(in thousands)	Actual	Low	High
Net income	$5,012	$19,163	$20,429
Depreciation and amortization(a)	6,447	8,026	8,026
Interest expense	2,475	3,353	3,353
Loss on early extinguishment of debt(b)	153	5,442	5,442
Income tax expense	2,988	4,144	4,878
EBITDA	17,075	40,128	42,128
Stock compensation expense(c)	706	1,250	1,250
Loss on asset disposal(d)	211	—	—
Legal settlement(e)	14,000	—	—
Other(f)	—	303	303
Adjusted EBITDA	$31,992	$41,681	$43,681

(a)                                 Net of amortization of tenant improvement allowances and excludes deferred financing amortization, which is included as a part of interest expense in the table above.

(b)                                 The Company used net proceeds from the IPO of approximately $192.0 million to repay a portion of the amounts outstanding under the Term Loan Facility, which resulted in a loss on extinguishment of debt in the amount of approximately $5.4 million.

(c)                                  Non-cash charges related to stock-based compensation programs, which vary from period to period depending on timing of awards and forfeitures.

(d)                                 The losses related primarily to assets retired in connection with significant store remodels.

(e)                                  Legal settlement related to classwide settlement to resolve a lawsuit related to classwide settlement.

(f)                                   Other adjustments include amounts management does not consider indicative of the Company’s core operating performance. Amounts for the thirteen weeks ended June 29, 2017 relate primarily to costs accrued during such periods in connection with the IPO and the Company’s proposed secondary offering.

The preliminary estimated unaudited financial results disclosed above (including in the GAAP reconciliation tables) reflect management’s estimates based solely upon information available as of the date of this release and are not a comprehensive statement of the Company’s financial results as of and for the thirteen weeks ended June 29, 2017. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in the Company’s Quarterly Report on Form 10-Q for the thirteen weeks ended June 29, 2017 once it becomes available. The Company has no intention or obligation to update the preliminary estimated unaudited financial results (or GAAP reconciliations) in this release prior to filing its Quarterly Report on Form 10-Q for the thirteen weeks ended June 29, 2017.

Comparable Store Sales

‘‘Comparable store sales’’ includes net sales from the Company’s stores beginning on the first day of the thirteenth full fiscal month following the store’s opening. Because the Company’s e-commerce sales are fulfilled by individual stores, they are included in comparable store sales only to the extent such fulfilling store meets the above mentioned store criteria.

Refinancing and Dividend Transactions

On September 30, 2016, the first day of the Company’s fiscal 2016 fourth quarter, the Company refinanced its existing indebtedness by amending its existing $100 million asset-based revolving credit facility  with an amended and restated $200.0 million asset based revolving credit facility maturing on September 30, 2021, entering into a $350.0 million senior secured term loan facility maturing on September 30, 2023 (the “Term Loan Facility”) and repaying and terminating its $80 million senior secured term loan facility and a $10 million term loan facility. In connection therewith, the Company paid its common stockholders a special cash dividend of $202.5 million in the aggregate (the “Special Dividend”) and made certain cash payments of $22.5 million in the aggregate in respect of certain options to purchase the Company’s common stock in accordance with the terms of the Company’s 2011 Stock Incentive Plan. The Company refers to the refinancing, Special Dividend and option adjustments and payments collectively as the “2016 Refinancing.”

Repricing of Term Loan Facility

On March 31, 2017, the Company entered into a repricing amendment to the credit agreement governing the Term Loan Facility. The amendment reduced the margins applicable to our term loan from 3.25% per annum (subject to a leverage-based step-down to 2.75%) to 2.50% per annum (subject to a leverage-based step-down to 2.00%) in the case of base rate loans, and from 4.25% per annum (subject to a leverage-based step-down to 3.75%) to 3.50% per annum (subject to a leverage-based step-down to 3.00%) in the case of LIBOR loans (subject to a 1.00% floor on LIBOR loans), provided that each of the leverage-based step-downs was contingent upon the consummation of the IPO (the “Term Loan Repricing”). The amount and terms of the Term Loan Facility were otherwise unchanged.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the preliminary prospectus is available at https://www.sec.gov/Archives/edgar/data/1507079/000104746917004617/0001047469-17-004617-index.htm

Alternatively, a copy of the preliminary prospectus is available from BofA Merrill Lynch, Attention: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001; or Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling toll-free (888) 603-5847, or by email at Barclaysprospectus@broadridge.com.

About Floor & Decor Holdings, Inc.

Floor & Decor is a multi-channel specialty retailer of hard surface flooring and related accessories, offering a broad in-stock assortment of tile, wood, laminate and natural stone flooring along with decorative and installation accessories at everyday low prices.

Forward-Looking Statements

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release, including statements regarding the Company’s future operating results and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “could,” “seeks,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “budget,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this release are only predictions. Although the Company believes that the expectations reflected in the forward-looking statements in this release are reasonable, the Company cannot guarantee future events, results, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements in this release, including, without limitation, those factors described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” sections and elsewhere in the Company’s registration statement on Form S-1.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this release speak only as of the date hereof. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. If a change to the events and circumstances reflected in the Company’s forward-looking statements occurs, the Company’s business, financial condition and operating results may vary materially from those expressed in the Company’s forward-looking statements. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained herein after the Company distributes this release, whether as a result of any new information, future events or otherwise.